Exhibit 12

INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(unaudited)

(in thousands)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	Nov. 30, 2002	Dec. 1, 2001	Nov. 30, 2002	Dec. 1, 2001
Earnings (loss) from continuing operations before income taxes	$20,652	$(3,430)	$33,005	$583
Plus: Fixed charges(1)	7,213	7,691	30,013	21,023
Less: Capitalized interest	(177)	(69)	(367)	(323)
Earnings available to cover fixed charges	$27,688	$4,192	$62,651	$21,283

Ratio of earnings to fixed charges(2)	3.84	0.55	2.09	1.01

(1) Fixed charges consisted of the following:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	Nov. 30, 2002	Dec. 1, 2001	Nov. 30, 2002	Dec. 1, 2001
Interest expense, gross	$6,630	$5,128	$24,709	$13,418
Rentals (Interest factor)	583	2,563	5,304	7,605
Total fixed charges	$7,213	$7,691	$30,013	$21,023

(2) For the three months ended December 1, 2001, earnings were inadequate to cover fixed charges by $3,499.